NEWS RELEASE

North American Palladium Provides Update on Exploration Activities

Toronto, Ontario, December 11, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today provided an update on its exploration activities at its Lac des Iles (“LDI”) palladium mine property and other greenfields properties in Ontario. The remaining results from the 2012 exploration program are expected to be released in the first quarter of 2013.

Highlights:

•	Underground infill and extension drilling at LDI is targeting upper part of the Offset Zone and northern Roby Zone extensions;

•	Sheriff Zone is being reviewed for resource potential with trenching and additional shallow drilling;

•	Greenfields exploration program in the LDI region is well advanced with the completion of airborne geophysical surveys, trenching, prospecting, quaternary and bedrock mapping, till and soil surveys and the commencement of a 6,000-metre drill program.

At the LDI mine, underground infill and extension drilling is currently in progress with one rig performing infill drilling in the upper part of the Offset Zone deposit, and a second rig targeting potential resource extensions to the northern part of the Roby Zone deposit. New underground drilling platforms are being prepared and the Company expects to have two drills operating in the Offset Zone by mid-January. These drills will be tasked with both infill and extension drilling in the upper part of the Offset Zone deposit.

Advanced exploration on the Sheriff Zone (see Figure 1, Appendix) resumed in September with a program of trenching, mapping and surface sampling. This was followed by the commencement of a second phase of systematic, shallow drilling on the northern part of the Sheriff Zone intended to test its along strike continuity. By the end of 2012, the Company expects to have completed in excess of 10,000 metres of closely spaced diamond drill holes on the Sheriff Zone, intended to determine if pit-grade PGE-Cu-Ni resources are present in the upper part of the zone.

A 2,000-metre diamond drill program has commenced on the North VT Rim target area, which hosts a narrow zone of high-grade palladium mineralization that has observed over 500 metres northeast of the LDI open pit in the northern part of the Mine Block Intrusion (see NAP’s  January 30, 2012 news release).  The new drilling on the North VT Rim target is expected to provide critical information on both the small-scale grade variability and the geometry of this zone.  The results from this program, augmented by data obtained from an ongoing applied mineralogy research project, will be used to determine if an initial resource delineation program is warranted.

Assays from a program of closely-spaced channel samples collected from the Baker Zone in the third quarter are currently being reviewed. These results will be used to assess if additional exploration of the Baker Zone for near-surface pit-grade resources is warranted.

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The Company recently completed a reconnaissance exploration program on several of its LDI region greenfields PGE properties (see Figure 2, Appendix).

NAP’s northwestern Ontario greenfields PGE properties comprise over 21,000 hectares of land and seven discrete intrusive bodies, all believed to be related to a single, major mafic-ultramafic magmatic event that occurred in the Late Archean. The Company intends to leverage its advanced understanding of PGE mineralizing processes at LDI to explore other similar mafic-ultramafic complexes. NAP now controls the mineral rights for a majority of the known LDI suite of intrusions that, despite intermittent historic work, have never been systematically explored. All of these PGE greenfields properties are located within 30 kilometres of the LDI mine and mill complex, and all have the potential to deliver new resources and additional feed to the mill.

Key elements of the recent program, which commenced in June of this year, included:

•	Helicopter-borne magnetic and electromagnetic surveying using Geotech Ltd.’s versatile time domain EM system (VTEM);

•	4,677 channel samples collected from a series of surface trenches excavated across the interpreted strike of major mafic-ultramafic rock units and/or historical surface mineral occurrences (PGE, Cu, Ni) in several discrete LDI suite intrusions;

•	Systematic trench mapping, surface outcrop sampling and prospecting;

•	Quaternary geology mapping and collection of over 2,000 till and soil samples, including systematic grid sampling and orientation surveys managed by Revelation Geoscience Ltd.; and

•	Collection of several samples from presumed LDI suite intrusions for precise U-Pb age dating.

Initial exploration drilling on the North LDI project, located approximately 2 kilomtres north of the LDI mine, commenced in early October. This approximate 2,500-metre drill program should lead to an improved understanding of the PGE and Cu-Ni potential of this large but underexplored ultramafic-mafic complex. An additional two diamond drills were dispatched into the greenfields properties in late October. The Company expects to complete approximately 6,000 metres of drilling on its greenfields properties before the end of 2012. Initial target testing on these greenfields properties is being guided by the location of historical PGE-Cu-Ni showings and the interpreted position of potential feeder faults (magma conduits) and conductive features identified from the recent airborne magnetic and EM data.

Technical Information and Qualified Persons

The assay analyses performed during NAP's drill programs are subject to a rigorous quality assurance and quality control (QA/QC) program that conforms to industry best practices as outlined by the CIM and NI 43-101. This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory. The Company's exploration team designed and executed the drilling program under the supervision of Cameron McLean, P.Geo., Exploration Manager for Ontario, a Qualified Person as defined by NI 43- 101, who has reviewed and approved the content of this news release.

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About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993.  LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’, ‘forecast’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future exploration results, financial or operating performance, including: statements with respect to the exploration potential of the LDI or greenfields properties, projected grades and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company’s interpretations of the ore body are accurate, that prices for key exploration and development supplies, including labour, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that new exploration targets may not meet management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with exploration and development, the risk that the Offset Zone and other zones may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX:

Figure 1: Exploration targets on the LDI property near the existing mine.

Figure 2: Location of NAP’s Lac des Iles mine property and its Lac des Iles area greenfields PGE properties, Thunder Bay Mining District, northwestern Ontario. All of the greenfields properties are located within 30 kilometers of the LDI mill.

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